July 6, 2012

Amy M. Geddes, CPA
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549-3561

Re:	Sibling Entertainment Group Holdings, Inc.

Dear Ms. Geddes:

We are counsel to Sibling Entertainment Group Holdings, Inc. (“SIBE”). We are responding to your comment letter dated July 6, 2012 (the “July 6 Letter”).

We are filing today, Amendment 3 to SIBE’s 10-K for the year ended December 31, 2012, which (a) combines (i) Management’s Report on Internal Controls over Financial Reporting as disclosed in the 10-K with (ii) Management’s Report on Disclosure Controls and Procedure as disclosed in Amendment 1 to the Form 10-K filed May 14, 2012, and (b) provides management's assessment of the effectiveness of SIBE's disclosure controls and procedures.

Thus Amendment 3 contains the all of the disclosures required by Item 9A Controls and Procedures.

If you need further information regarding either filing, please contact me at (404) 812-3111 at your earliest convenience.

As you are aware, SIBE would like clearance to file a definitive proxy statement Friday July 6, 2012. Your prompt and favorable response to this letter is appreciated.

Very truly yours,

/s/ Gerardo M. Balboni II
Gerardo M. Balboni II

GMB:gmbii
Cc:       Tetyana (Tonya) Aldave